

Mail Stop 4631

August 20, 2015

Via E-mail
John P. Babel, Esq.
Executive Vice President, General Counsel and Secretary
Standard Pacific Corp.
15360 Barranca Parkway
Irvine, California 92618

> **Re:** **Standard Pacific Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 6, 2015**
> **File No. 333-205452**

Dear Mr. Babel:

We have reviewed your amended registration statement and have the following comments.

Standard Pacific and Ryland Unaudited Pro Forma Condensed Combined Financial Statements, page 115

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 1. Basis of Presentation, page 120

1.   We note your response to comment 31 in our letter dated July 29, 2015. Please revise note (a) on page 120 to clarify how you determined the amounts you include in the annual and interim pro forma statements of operations and revise note (b) on page 121 to clarify where and when and the fair value step-up of homes in backlog will be recorded by the combined company.

Note 2. Preliminary Purchase Price, page 125

2.   We note your response to comment 36 in our letter dated July 29, 2015 and the changes you made to your purchase price allocation table on page 125. However, it remains unclear to us what consideration you gave to measuring Rylan's noncontrolling interest at its acquisition date fair value in accordance with ASC 805-20-30-1. To the extent you believe carrying value approximates acquisition date fair value, please disclose that fact and describe how you arrived at that conclusion.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Robb L. Tretter, Ropes & Gray LLP (*via e-mail*)